Allied Domecq PLC
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                  Employee Share Ownership Trust (the "Trust")
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This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited,
St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 19 June 2003 that they disposed on that date of 20,998 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 33,101,496 shares (made up of both Ordinary Share and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust, although the executive directors were not connected with the transaction which took place on 19 June 2003:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary
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20 June 2003